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                                                                Exhibit 17

              IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


- ---------------------------------|
HANS KEIM, on behalf of himself  |
and others similarly situated,   |
                                 |
             Plaintiff,          |
                                 |
v.                               |            C.A. No. 13827
                                 |
JOHN C. MORLEY, H. VIRGIL        |
SHERRILL, ANTHONY C. HOWKINS,    |
ALFRED M. RANKIN, JR.,           |
DUDLEY P. SHEFFLER, E. MANDELL   |
DEWINDT and RELIANCE ELECTRIC    |
COMPANY,                         |
                                 |
             Defendents.         |
- ---------------------------------|


                            CLASS ACTION COMPLAINT
                            ----------------------

     Plaintiff, by his attorneys, alleges, upon information and belief, except as to the allegations contained in paragraph 2, which plaintiff alleges upon knowledge, as follows:

                               NATURE OF ACTION
                               ----------------

     1. Plaintiff brings this class action on behalf of himself and all other shareholders of defendent Reliance Electric Company ("Reliance" or the "Company") similarly situated (the "Class") to enjoin defendents from effecting an unfair merger with General Signal Corporation ("General Signal"), announced on August 30, 1994, designed to force the exchange of shareholders' equity interest in Reliance at a grossly inadequate and unfair price through an exchange of each of their Reliance shares for .739 shares of a newly formed combined holding company. As detailed herein, defendents agreed to this merger despite the fact that the

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Company had much greater value. On October 20, 1994, Rockwell International
Corporation ("Rockwell") had tendered an offer to purchase the outstanding shares of Reliance for $30 per share, a $5.50/share premium over the closing price on the previous day, and a $10/share premium above the price on the days before the merger with General Signal was announced. Nonetheless, defendents have not attempted to rescind the General Signal merger.

                                 THE PARTIES
                                 -----------

     2. Plaintiff Hans Keim owns 300 shares of Reliance stock, and has owned those shares at all relevant times.

     3. Defendent Reliance is a Delaware corporation with principal offices located in Cleveland, Ohio. Reliance manufactures mechanical power transmission products and telephone communications equipment. As of June 30, 1994, the Company had 41,305,221 shares of common stock outstanding. In 1993, the Company's reported net earnings exceeded $25 million, on revenues exceeding $1.6 billion.

     4. Defendant John C. Morley ("Morley") is President and Chief Executive Officer of the Company, as well as a member of its Board of Directors (the "Board"), and the Board's executive committee. In 1993, Morley received cash compensation totalling $827,000.

     5. Defendant Dudley P. Sheffler ("Sheffler") is Vice President of the Company, as well as a member of the Board. For

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the fiscal year ended December 31, 1993, Sheffler received cash compensation totalling $392,000.

     6. Defendant H. Virgil Sherrill ("Sherrill") is Chairman of the Board and a member of the Board's executive, compensation, and nominating committee.

     7. Defendant Anthony Howkins ("Howkins") is a member of the Board, as well as its audit, compensation and nominating committees.

     8. Defendant Alfred M. Rankin, Jr. ("Rankin") is a member of the Board, as well as its audit and compensation committees.

     9. Defendant E. Mandell DeWindt ("DeWindt") is a member of the Board, as well as its audit, compensation and nominating committees.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     9. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, for declaratory, injunctive and other relief on his own behalf and as a class action, on behalf of all common stockholders of Reliance (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest.

     10. This action is properly maintainable as a class action for the following reasons:

          (a) The class of stockholders for whose benefit this action is brought is so numerous that joinder of all class members

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is impracticable. As of June 30, 1994, Reliance had over 40,000,000 shares outstanding;

          (b) Questions of law and fact which are common to the class predominate over questions affecting any individual class members. The common questions include, inter alia, the following:

               i) whether defendants have engaged in conduct constituting unfair dealing to the detriment of the class members;

               ii) whether the defendants have engaged in conduct unfairly favoring General Signal over Rockwell in merger negotiations, to the detriment of class members;

               iii) whether the proposed merger of Reliance and General Signal at the proposed exchange ratio is unfair to the public stockholders of Reliance because it does not constitute a fair price for the shares of the Company; and

               iv) whether the defendants have breached their fiduciary and common law duties owed by them to the members of the class.

          (c) The claims of plaintiff are typical of the claims of the other members of the Class. Plaintiff has no interests that are adverse or antagonistic to the interests of the class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          (d) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying

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adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the parties opposing the Class.

          (e) Defendants have acted and are about to act on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

          (f) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                               CLAIM FOR RELIEF
                               ----------------

     10. In July 1994, Rockwell approached Reliance, through defendant Morley, to propose an acquisition of Reliance by Rockwell, which had business lines which fit well with those of Rockwell. Reliance never responded to this acquisition offer.

     11. On or about August 30, 1994, Reliance announced that it had entered into a definitive merger agreement with General Signal, a manufacturer of electrical conduits, fire detection systems, and radio frequency transmission equipment. Pursuant to the terms of the agreement, each Reliance stockholder would receive .739 shares of common stock in the new combined holding company in exchange for each Reliance share held. The merger agreement also provided that defendant Morley would assume the post of Vice-Chairman of the

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combined entity. Based on the closing price of General Signal common stock on
August 30, 1994 -- the date of the merger announcement -- Reliance shareholders would receive consideration valued at approximately $26.23 per share.

     12. On or about August 29, 1994, the day before Reliance announced its agreement to be acquired by General Signal, the Company adopted a "Rights Plan" designed to discourage unsolicited acquisition proposals. According to the terms of the Rights Plan, each Reliance shareholder would gain the right to receive, upon exercise, additional shares of Reliance common stock having a market value of two times the exercise price of each Right held. The acquisition of Reliance by General Signal was excluded as a triggering event under the Rights Plan.

     13. When it announced the General Signal Merger and the Rights Plan, the Company failed to disclose that it had been approached by Rockwell to enter into a business combination as recently as July 1994.

     14. On or about October 30, 1994, Rockwell announced that it would commence a tender offer for all outstanding shares of Reliance common stock for $30 per share in cash, representing a premium of approximately $3.77 above the value of General Signal's offer on the date of the merger announcement, and $10/share above the closing price of Reliance common stock on the day before the merger agreement was announced. However, this offer contained no guarantee of employment for defendant Morley. In a letter sent to the Board of Reliance, Donald R. Beall, Rockwell's Chairman and

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Chief Executive Officer, noted that Rockwell was "surprised and dissapointed that [it] was not afforded an opportunity to further pursue [the earlier merger] discussions before Reliance and General Signal announced a definitive merger agreement at the end of August."

     15. Rockwell's offer was not subject to any financing contingencies, and Rockwell stated that it anticipated no antitrust or other legal impediments in consummating the merger.

     16. Reliance has not yet responded to Rockwell's offer.

     17. The defendants are carrying out a preconceived plan to merge Reliance and General Signal pursuant to a merger ratio that is grossly inadequate and intrinsically unfair to Reliance common stockholders, as evidenced by the clearly superior Rockwell offer. As a result, the public common stockholders of Reliance will be wrongfully deprived of the opportunity to obtain the best available price for their Reliance stock.

     18. The defendents' conduct constitutes an improper and unlawful attempt to entrench themselves in management positions and to prevent a fair auction of the Company to an outside bidder such as Rockwell. By adopting a restrictive Rights Plan, defendants attempted to prevent the shareholders of Reliance from taking advantage of higher offers for their stock.

     19. The consideration to be paid to the Reliance stockholders through the proposed offer from General Signal is grossly unfair, inadequate, and substantially below fair value of the Company, as reflected by the substantially greater offer submitted by Rockwell.

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     20. Prior to announcing the merger with General Signal, the Individual
Defendants failed to (i) undertake an adequate evaluation of Reliance's worth as a potential merger or acquisition candidate; (ii) adequately consider the competing offer for Reliance submitted by Rockwell; and/or (iii) act so that the interests of the public stockholders of Reliance were protected.

     21. Unless enjoined by this Court, defendants will succeed in consummating an unfair transaction and preserving defendant Morley's position by virtue of the unfair dealing complained of herein, to the irreparable harm of the Class.

     22. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

          (1) Declaring that this action be certified as a proper class action and certifying plaintiff as class representative;

          (2) Declaring that the defendants and each of them have breached their fiduciary duties to the members of the Class;

          (3) Permanently enjoining defendants from issuing any rights to purchase stock pursuant to the Rights Plan adopted by Reliance on or about August 29, 1994;

          (4) Preliminary and permanently enjoining defendants from consummating or closing the proposed merger with General Signal;

          (5) In the event the proposed merger with General Signal is consummated, rescinding it;

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          (6) Awarding compensatory and/or rescissory damages in an amount to be determined upon the proof submitted to the Court;

          (7) Awarding the costs and disbursements of this action, including fees and expenses for plaintiff's counsel and experts; and

          (8) Awarding such other and further relief which the Court may deem just and proper.

Dated: October 21, 1994
                                  ROSENTHAL, MONHAIT, GROSS &
                                    GODDESS, P.A.

                                  By /s/ J. A. Monhait
                                     ------------------------------

                                     First Federal Plaza
                                     P.O. Box 1070
                                     Wilmington, Delaware 19899
                                     (302) 656-4433
                                       Attorneys for Plaintiff

OF COUNSEL:

BERGER & MONTAGUE, P.C.
Sherrie R. Savett
Arthur Stock
1622 Locust Street
Philadelphia, PA 19103


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